CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

CANOPY GROWTH RECEIVES AMENDED LICENCES FROM HEALTH CANADA

New Automated Distribution Centre Enhances Smiths Falls Campus

August 21, 2018

Smiths Falls, ON— Canopy Growth Corporation (TSX:WEED) (NYSE:CGC) ("Canopy Growth" or the "Company") is pleased to announce that it has received amended licences from Health Canada that increase the size and sophistication of its national footprint.

The amended licences include a nearly doubling of growing capacity at its Smiths Falls Campus at 1 Hershey Drive, an additional 223,200 sq. ft. of cultivation space at its majority-owned Les Serres Vert Cannabis Inc. (“Vert Mirabel”) greenhouse in Mirabel, Quebec, and a licence for a highly automated, state-of-the-art Distribution Centre located at its Smiths Falls campus.

Increased production capacity at the Smiths Falls and Mirabel sites will increase Canopy’s ability to reach consumers in every market once recreational sales are permitted in October 2018. In Smiths Falls, the specific licensed rooms will also become part of a new Tweed Visitor Centre experience that is launching August 25, 2018. Adults over 19 years of age will be able to stroll along the catwalk Hershey left behind and look down on a new era of production activity.

The Distribution Centre will serve as Canopy Growth’s hub for business to business (“B2B”) and business to consumer (“B2C”) distribution across Canada. The facility will play a central role in the Company’s strategy for meeting the strong demand for medical cannabis as well as the anticipated demand from the soon to be legalized adult use recreational cannabis market.

“We've been focused on building an industry leading growing, value-add and distribution platform across Canada and today we took steps to make it considerably larger and more sophisticated. The new highly automated Distribution Centre is critical to operating in an efficient and cost-effective manner, while meeting the needs of our provincial partners” said Mark Zekulin, President and Co-CEO, Canopy Growth.

At over 80,000 sq. ft., the Distribution Centre in Smiths Falls was designed by distribution industry leaders and is truly the gold standard with fully automated high-speed packing and excise stamp labelling lines.

Canopy Growth’s industry leading platform across Canada now includes over 2.7 million sq. ft. of existing, fully licensed capacity, along with award winning brands, a network of licenses for retail stores, and a proven track record as the country’s leading medical cannabis provider with more registered patients and product sold than anyone else. While the Company still has significant required infrastructure awaiting final regulatory approval for use, today’s announced amendments bring the Company one step closer to readiness for October’s planned recreational cannabis market.

Here’s to Future Growth (now with robots!).

Contact:

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton
tmx@canopygrowth.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in 11 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to, the serving as the hub for business to business (B2B) and business to consumer (B2C) distribution across Canada, meeting the anticipated demand from Canada’s soon to be legalized adult use recreational cannabis market, delivering the right product, on time, every time. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the operation of the automated packaging and labeling lines; the role of the facility in the Company’s national operations; and such risks contained in the Company’s annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.